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                                                                  EXHIBIT (d)(4)

     FOR IMMEDIATE RELEASE:

                          GOLD KIST AND GOLDEN POULTRY
                            BEGIN MERGER DISCUSSIONS

     Atlanta, GA, January 23, 1997--Gold Kist Inc. began discussions with a committee of independent directors appointed today by the board of Golden Poultry Company, Inc., (NASDAQ:CHIK) about a possible merger of Golden Poultry with a subsidiary of Gold Kist.

     Gold Kist currently owns approximately 10,900,000, or 75%, of Golden Poultry's total of 14,624,000 shares of common stock outstanding.

     On January 13, 1997 the Gold Kist board authorized management to enter negotiations with Golden Poultry that could result in the acquisition, through a subsidiary, of the Golden Poultry shares it did not currently own, according to Gaylord O. Coan, Gold Kist chief executive officer and chairman of its management committee. Results of the negotiations with the Golden Poultry committee must be submitted to the Gold Kist Board for its final decision about completing the transaction, Coan said. The Gold Kist board indicated that, if the acquisition is completed, the former Golden Poultry facilities would become cooperative operations.

     Golden Poultry operates divisions in Georgia, Alabama and North Carolina. Fiscal 1996 sales were $600.2 million, including sales of Carolina Golden Products Company at Sumter, SC. Golden Poultry owns 51% of Carolina Golden in a joint venture partnership with Gold Kist.

     Gold Kist is a diversified agricultural cooperative, based in Atlanta, GA, which serves approximately 30,000 members. Fiscal 1996 sales were approximately $2.0 billion. Gold Kist supplies farmers and agricultural products dealers in the Southeast, Midsouth and Southwest and purchases grain and other agricultural products for its own use and for sale to further processors. Its poultry operations are located in Georgia, Alabama and Florida.